Filed by LGL Systems Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LGL Systems Acquisition Corp.

Commission File No. 001-39125

On March 15, 2021, (i) General (Ret.) Keith Alexander, Co-CEO of IronNet CyberSecurity, Inc. (“IronNet”) was interviewed by TD Ameritrade and (ii) William Welch, Co-CEO of IronNet was interviewed for an article by the Baltimore Business Journal. A transcript of the TD Ameritrade interview and the article that appeared in the Baltimore Business Journal are each set forth below.

TD Ameritrade Interview

March 15, 2021

Oliver Renick, TD Ameritrade

Latest in SPAC news, cybersecurity firm IronNet will merge with LGL Systems in an acquisition. And now we've got another cybersecurity firm on our hands. Let's bring in the CO-CEO, retired four star General Keith Alexander joins us from IronNet, thanks for joining the program.

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

Thank you, Oliver, it's an honor and privilege to be here.

Oliver Renick, TD Ameritrade

Thank you very much. So walk me through your company, it's obviously a space we've seen tons of demand surging here with all the different types of technologies that have emerged during quarantine and the need for security after some big threats emerge. Walk us through what IronNet does compared to its peers.

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

So that's a great question, a great opening for me so thanks. First, when you look at cybersecurity, think about the growth in technology, how fast technology is growing, and what that means to our nation. It's doubling every year, and along with it the risks. So how are we going to defend when the adversary right now has the advantage? The key part - today, every company defends itself. What we need to do is figure out how we put them together. Let me give you a great example: think about 90 midsize banks, each with 10 people. Today, they're focused head down trying to do everything they can keep up. But their workload is doubling every year. Now imagine if we took those 90 banks, their 10 people and network them together, anonymize their data. And now those 900 people could work together, for their collective defense, they could share anonymized information not only with each other but with others in the sector, potentially with the government, who gets to help secure them and defend them. We believe that's the future of cybersecurity. And when you think about it, so how do you make that happen, and the answer from my perspective, that's where our tools, our behavioral analytics and expert systems, set the foundation. That's the big deal, that's the change I think that will change the way we think about cybersecurity.

Oliver Renick, TD Ameritrade

So is this collective defense, now it sounds like what I'm hearing is the companies instead of having to try and develop their own sort of bespoke security system can use your technology, that is looking at similar companies and understanding where they might have openings for threats, using data to understand how there's similarities between these, does that allow you to have a kind of faster route to actual security being implemented? Or is this literally having different businesses, tech infrastructure coming together to create a better defense?

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

So it's actually more of the latter. So think about our defenses work today, right now, you use what we call the signature based solution. What's a signature based solution? That means we know what the threat looks like, we create a signature, and we block it at the endpoint or at the firewall, but we know what that threat looks like. What we do is a behavioral approach, which means we don't have a signature, we're looking for those things that get by the system, we help today's current system, get better. How do you do that?

Well, behavioral analytics means we need to know what the behavior is. You mentioned SolarWind. So in SolarWinds, the way we pick that up, was a domain name server command and control time, DNS tunneling analytic that picked it up. That analytic didn't detect it based on its signature, we were looking for a behavior that fell with RBI, we have a series of stuff that we looked at. You had a biotech stock out here earlier, so thinking that cancer research, the way they do cancer research is by looking at behaviors, how do your cells behave. One of our co-founders is one of the leads at the Human Genome Center at the University of Chicago. So think about now taking behavior from cancer research and now looking in your network. What is it that we're expecting to see, or we want to see that the adversary is trying to get by? That's what we do, that's what makes it unique, and the power, though, is once you do that, you're creating a radar system for cyber. That means we'll be able to see things, we can see things that others can't. And we can share it at network speed. That's the future of cybersecurity we need to get there. And the value of this, when you go back to those 90 things - we don't have enough people. We aren't going to be able to keep up. We need something like this to help us jump forward. And this ability I think will change the way people think about cybersecurity in the future.

Oliver Renick, TD Ameritrade

So Keith, these companies will be paying for a cloud service, right, this is taking place through cloud and what does that relationship look like? Is the contract, or the contracts that right now you're drawing up are these long term, are these companies that want to see your work and prove it out before signing up, walk me through what the revenue stream looks like right now?

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

So our average contract claim right now is a little over three years. And it's software as a service, so we're looking at this software as a service over time, and the good part is the companies that we're in, especially in the energy sector, the energy sector has been great. They said, “help us protect the grid.” So we have several big companies, and with all their pieces together, so think about that over 25 states, protect the grid by sharing information amongst all these companies. That's the future, but the real key, and the reason that they're interested in this, if we can anonymize that data, which we do, we can not only share it among companies, but we can share it with the government, we can show an attack on those companies. That's one of the key things that we do – I think that's the future of cybersecurity, that's what we're going to have to go to make this work. It's kind of like radars.

Oliver Renick, TD Ameritrade

So when you want to look at this from a growth perspective, how do you compete with big software and security firms that are routed into businesses that will argue they can adapt to specific needs and they can add on, add on services. Does that mean you're gonna have marketing expenses, sales expenses? And right now, what does it equate to on the bottom line, is profitability something, the company has right now, is that something that you're looking forward to the future?

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

Well, let me start out with your first question because, why go to a SPAC now? And the answer is we're the only company that offers this collective defense approach using behavioral analytics. We're the only players on the field. If we wait a long time, if we went to an IPO, we did as Series C in 12 months and an IPO 18 months after that, it’s 30 months down the road. Now with a SPAC, we can move that timeline forward and move the cash forward to do just what you said.

This is a huge growth opportunity we're going to see, you know high 70-80% growth. That's what we're shooting for over the next couple of years. Think about that growth and that market. We want to dominate in this area. And the way to do it is to show Wall Street and TD Ameritrade that we're a serious player in this area, we're bringing in the money and the capability, we have the management team and the board to do this. We want to help secure our country. And a way to do that is by securing all of these companies into a collective security model and anonymize the data, protect civil liberties and privacy, or come up with a way that gets us out prime. You know when you think about what happened in SolarWinds and what's happening in Microsoft, this is a digital arms race. Our nation's future is in this network. Think of all the companies that you talk about, how much wealth is there, how much risk is there. What we're bringing is a solution to help address that and move forward. And this will change cybersecurity.

Oliver Renick, TD Ameritrade

And we'll be coming to the market with over a billion dollar pro forma equity value based on the numbers, so right now, appreciate you joining us here, Keith Thanks for walking us through the case for the company and looking forward to tracking the stock go once it's public and post-SPAC. Thank you.

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

Thank you, Oliver.

Oliver Renick, TD Ameritrade

Thanks a lot, retired General Keith Alexander is CO-CEO at IronNet right now with the ticker DFNS that's what you're watching for this SPAC.

Baltimore Business Journal Article

Baltimore Business Journal

IronNet Cybersecurity to go public in SPAC merger deal valued at $1.2 billion

By Morgan Eichensehr

Mar 15, 2021

LINK

Yet another Maryland-born company has announced its plans to hit the public markets via a merger with a "blank check" company.

IronNet Cybersecurity, which was founded in Fulton and recently moved to Virginia, will become public after merging with Nevada-based LGL Systems Acquisition Corp. (NYSE:DFNS), a special purpose acquisition company (SPAC). The combined company expects to receive approximately $267 million in net proceeds through the deal, including those from a $125 million private investment in public equity (PIPE) transaction. Following the merger, the business will operate under IronNet's name and will trade on the New York Stock Exchange under the ticker symbol “IRNT.” It will have a projected equity value of about $1.2 billion.

Named investors in the PIPE deal — which is an increasingly popular way for public companies to raise money from select investors who are outside the market — include Emles Advisors, Weiss Asset Management and the Phoenix Insurance Company. Existing IronNet investors, including Bridgewater Associates, ForgePoint Capital and Kleiner Perkins will also participate, and will ultimately hold about 72% of the diluted shares of common stock in the combined company.

The merger has been approved by the boards of both LGL and IronNet and is expected to close in the third quarter.

IronNet is the latest company in the region to plan an exit through a SPAC deal in recent months. SPACs, also known as a blank check companies, seek to raise money in the public markets with the express intention of using the cash to acquire or merge with other companies, in effect taking them public without a traditional offering. IronNet has been on a short list of Maryland cyber firms with public potential for the last few years.

The company is led by co-CEOs Keith Alexander and William "Bill" Welch. Alexander is a retired four-star Army general who founded IronNet after retiring from a nearly 40-year career in the military, the last eight as NSA director. Welch previously served as chief operating officer of ZScaler, a cyber firm that raised $192 million and earned a nearly $2 billion valuation with its public exit in 2018.

IronNet is among the most well-capitalized cyber firms in the region, having previously raised about $157 million in venture funding, according to PitchBook, including a $46 million round raised just last year.

According to information shared during an investor call Monday, IronNet had revenue of $29 million in fiscal year 2021, and is projecting growth to $54 million for fiscal 2022.

Seven-year-old IronNet now has more than 250 employees and recently moved its headquarters from Fulton to McLean, Virginia. While the company wanted to stay in the region in order to have access to the D.C.-area talent pool, Welch told the BBJ that Virginia provided more room for growth. But Welch also emphasized that the company's global workforce is "100% virtual," and will continue to hire the best talent wherever it may be. Welch did not disclose a specific goal for growing IronNet's headcount, but said plenty of additions will be made across all areas of the company, from sales and marketing to engineering.

IronNet believes there is a $25 billion market for its services and Welch said IronNet will use funds raised in the merger deal to focus on domestic and international sales growth, and further build out its product portfolio. He said going public through a SPAC allows IronNet to raise public funds quicker as it seeks to fuel growth.

IronNet provides proprietary defense tools to detect and prioritize certain cyber threats in a company's network. Its platforms also share cyber threat data across multiple companies, to enable "collective defense" strategies. Cybersecurity threats have continued to increase in frequency and severity in recent years, costing billions of dollars in economic losses in addition to losses in intellectual property, Welch said. He believes IronNet can "transform cybersecurity through collective defense."

Alexander echoed that sentiment in statements, noting the SPAC deal is a crucial step for IronNet as it aims to help organizations better defend themselves in the mounting "digital arms race."

“Today marks an important milestone as we work to advance IronNet’s ability to defend enterprises, sectors and nations against highly organized cyber adversaries and increasingly sophisticated attacks,” he stated.

In statements, Robert LaPenta, co-CEO of LGL Systems, added: "We believe this merger will make a real difference in helping IronNet protect our fellow citizens from accelerating aggression by an invisible enemy intent on hurting our well-being."

Guggenheim Securities LLC is acting as exclusive financial adviser and capital markets adviser to IronNet in this deal. Barclays is acting as exclusive financial adviser to LGL. Barclays, BTIG LLC, Jefferies LLC and Needham & Company LLC are acting as capital markets advisers to LGL. Cooley LLP is acting as legal counsel to IronNet. And Paul Hastings LLP is acting as legal counsel to LGL.

Important Information and Where to Find It

This Report relates to a proposed transaction between LGL Systems Acquisition Corp. (“LGL”) and IronNet Cybersecurity, Inc. (“IronNet”). LGL intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus of LGL. The proxy statement/prospectus will be mailed to stockholders of LGL as of a record date to be established for voting on the proposed business combination. LGL also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF LGL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when and if available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 Liberty St., Suite 220, Reno, NV 89501 or to info@dfnsi.ai.

Participants in the Solicitation

LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of LGL’s directors and officers in LGL’s filings with the SEC, including LGL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to LGL’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/prospectus that LGL intends to file with the SEC.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This Transcript includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements, including statement relating to IronNet’s future financial performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside LGL’s or IronNet’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by LGL stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; IronNet’s ability to execute on its plans to develop and market new products and the timing of these development programs; IronNet’s estimates of the size of the markets for its products; the rate and degree of market acceptance of IronNet’s products; the success of other competing technologies that may become available; IronNet’s ability to identify and integrate acquisitions; the performance of IronNet’s products; potential litigation involving LGL or IronNet; and general economic and market conditions impacting demand for IronNet’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGL’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by LGL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither LGL nor IronNet undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.